SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                    ------------------------------
                            SCHEDULE 14D-1
         Tender Offer Statement Pursuant to Section 14(d)(1)
                of the Securities Exchange Act of 1934
                 (Amendment No. 2 (Final Amendment))
                       -----------------------
              Enstar Income/Growth Program Five-B, L.P.
                      (Name of Subject Company)

                 Madison Liquidity Investors 104, LLC
                 Madison/OHI Liquidity Investors, LLC
                              (Bidders)

                    Limited Partnership Interests
                    (Title of Class of Securities)

                                 None
                (CUSIP Number of Class of Securities)
                      --------------------------

             Ronald M. Dickerman                               Copy to:
    Madison Liquidity Investors 104, LLC                   Jonathan N. Baum
    Madison/OHI Liquidity Investors, LLC                   Baum & Associates
                P.O. Box 7461                            39 Hollenbeck Avenue
        Incline Village, Nevada 89452            Great Barrington, Massachusetts 01230
               (212) 687-0251                               (413) 528-7980

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      Calculation of Filing Fee
  ------------------------------------------------------------------

                 Transaction                                   Amount of
                 Valuation*                                   Filing Fee

                 $387,280.00                                    $77.46

  ------------------------------------------------------------------
*For purposes of calculating the filing fee only. This amount assumes the purchase of 4,841 units of Limited Partnership Interests ("Units") of Enstar Income/Growth Program Five-B, L.P. at $80.00 in cash per Unit.

[X]Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $77.46
Form or Registration Number:  Schedule 14D-1
Filing Party:  Madison Liquidity Investors 104, LLC;  Madison/OHI
Liquidity Investors, LLC
Date Filed:  April 21, 1999

1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       Madison Liquidity Investors 104, LLC
       134022656

2.     Check the Appropriate Box if a Member of a Group (See
Instructions)
       (a)     [   ]
       (b)     [X]

3.     SEC Use Only

4.     Sources of Funds (See Instructions)
       AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
       [ ]

6.     Citizenship or Place of Organization
       Delaware

7.     Aggregate Amount Beneficially Owned by Each Reporting Person
       2,933    Madison Partnership Liquidity Investors 36, LLC
         802    Madison Liquidity Investors 104, LLC
          60    ISA Partnership Liquidity Investors
          40    Gramercy Park Investments, LP
       -----
       3,835

8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)
       [ ]

9.     Percent of Class Represented by Amount in Row (7)
       6.41

10.    Type of Reporting Person (See Instructions)
       OO

1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       Madison/OHI Liquidity Investors, LLC
       137167955

2.     Check the Appropriate Box if a Member of a Group (See
Instructions)
       (a)     [   ]
       (b)     [X]

3.     SEC Use Only

4.     Sources of Funds (See Instructions)
       OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
       [ ]

6.     Citizenship or Place of Organization
       Delaware

7.     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,933    Madison Partnership Liquidity Investors 36, LLC
           802    Madison Liquidity Investors 104, LLC
            60    ISA Partnership Liquidity Investors
            40    Gramercy Park Investments, LP
         -----
         3,835

8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)
       [ ]

9.     Percent of Class Represented by Amount in Row (7)
       6.41

10.    Type of Reporting Person (See Instructions)
       OO


                  AMENDMENT NO. 2 TO SCHEDULE 14D-1

This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on April 21, 1999 by Madison Liquidity Investors 104, LLC (the "Purchaser") and Madison/OHI Liquidity Investors, LLC, as amended by Amendment No. 1 dated May 25, 1999. This Schedule 14D-1 relates to the Purchaser's offer to purchase up to 4,841 of the outstanding Limited Partnership Interests ("Units") of Enstar Income/Growth Program Five-B, L.P. (the "Partnership") at a purchase price of $80.00 net per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1999 (the "Offer to Purchase") and related Agreement of Assignment and Transmittal (which collectively constitute the "Offer"). All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 4. Source and Amount of Funds or Other Consideration

Item 4(a) is hereby supplemented and amended as follows:

The total amount of funds required by the Purchaser to purchase Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $13,840. The Purchaser obtained such funds from capital contributions from its sole member, Madison/OHI Liquidity Investors, LLC, which in turn obtained such funds from its existing capital sources and borrowings from its credit facility, as set forth in the Offer to Purchase.

Item 6. Interest in Securities of the Subject Company

Item 6(a)-(b) is hereby supplemented and amended as follows:

The Offer expired at 5:00 p.m., New York City time, on Wednesday,
June 2, 1999. A total of Units, representing 0.29% of the outstanding Units, were validly tendered, not withdrawn and accepted for payment by the Purchaser.

                              SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1999

MADISON LIQUIDITY INVESTORS 104, LLC
MADISON/OHI LIQUIDITY INVESTORS, LLC

By:  /s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Director